October 26, 2016

Via EDGAR

Melissa Raminpour

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street N.E.

Washington, DC 20549

Re:	FreightCar America, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016
File No. 000-51237

Dear Ms. Raminpour:

On behalf of FreightCar America, Inc. (the “Company”), I am submitting this response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing as set forth in your letter dated October 13, 2016 (the “Comment Letter”).

In addition to the Company’s responses set forth herein, the Company understands that it will need to consider the staff’s comments in preparing its future filings. For your convenience, the staff’s comment is set forth below in italicized text, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis

Results of Operations, page 21

1.	Please expand your discussion of gross profit and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as product costs, product development costs, marketing costs, depreciation and amortization, compensation, and any other significant components that would enable readers to understand your business better. For example, you state SG&A increased in 2015 due to third-party sales commissions, salaries and wages, incentive compensation and legal costs, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

The Company notes the staff’s comment and respectfully advises the staff that, in future filings, the Company will expand the discussion of gross profit and selling, general and administrative expenses to quantify the significant cost components that are the primary drivers of the changes in the reported results of operations for the periods presented [as appropriate for the circumstances for such periods].

If you have any questions, please contact me at (312) 928-0052.

Sincerely,

/s/ MATTHEW S. KOHNKE

Matthew S. Kohnke

Vice President, Finance, Chief Financial Officer and Treasurer

FreightCar America, Inc.

Two North Riverside Plaza, Suite 1300 Chicago, IL 60606 USA 312.928.0052 FAX 312.328.0890 www.freightcaramerica.com